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November 15, 2001

       TD Bank Successfully Completes Tender Offer For TD Waterhouse Group, Inc.
          Remaining shares expected to be acquired shortly in short-form merger

Toronto/New York - The Toronto-Dominion Bank (NYSE/TSE: TD) today announced the successful completion of its tender offer for the publicly-held shares of common stock of TD Waterhouse Group, Inc. (NYSE/TSE: TWE) at a price of US$9.50 per share.

The initial offering period expired at 12:00 midnight EST, on November 14, 2001. Based on preliminary information from the depositary for the offer, TD Waterhouse Group stockholders had tendered and not withdrawn 21,112,448 shares of TD Waterhouse Group common stock (including guaranteed deliveries), representing approximately 52% of the publicly-held shares, therefore satisfying the tender offer condition that a majority of the publicly-held shares be tendered. This brings TD Bank's and its subsidiaries' combined common stock ownership in TD Waterhouse Group to approximately 94% of the outstanding shares. TD Waterhouse Holdings, Inc., the wholly owned subsidiary through which the tender offer was made, has accepted for payment all validly tendered shares and will make payment to the depositary for the accepted shares promptly.

In addition, TD Bank has elected to provide a subsequent offering period of five business days, which will commence immediately and will expire at 12 midnight EST on Wednesday, November 21, 2001. TD Waterhouse Group stockholders who have not yet tendered their shares may do so at any time prior to the expiration of the subsequent offering period. All shares properly tendered during the subsequent offering period will be accepted, and tendering stockholders will receive the same price of US$9.50 per share in cash. As in the initial offering period, Canadian stockholders may elect to receive their payment in Canadian dollars, based on the noon buying rate of exchange as certified by the Federal Reserve Bank of New York on November 14, 2001. No shares tendered in the initial offering period or in the subsequent offering period may be withdrawn after tender.

Following the subsequent offering period, TD Bank intends to effect the proposed short-form merger of TD Waterhouse Holdings, Inc. with TD Waterhouse Group, Inc., before the end of November. Following this merger, TD Waterhouse Group will be a wholly owned subsidiary of TD Bank and all remaining TD Waterhouse stockholders who did not tender their shares in the tender offer will receive the same US$9.50 per share in cash paid in the tender offer. TD Waterhouse will promptly mail relevant information to these stockholders on how to receive payment for their shares. No vote or consent of TD Waterhouse Group stockholders is required for this merger.



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ABOUT TD BANK FINANCIAL GROUP
TD Bank (www.td.com), a Canadian chartered bank, was, as of July 31, 2001, the second largest Canadian bank in terms of market capitalization. TD Bank and its subsidiaries are collectively known as TD Bank Financial Group, which offers a full range of financial services and products to approximately 13 million customers in Canada and around the world. TD is organized into four main businesses: TD Canada Trust, a leader in personal and commercial banking in Canada; TD Securities, a force in investment banking in Canada, the U.S. and abroad; TD Waterhouse Group, the world's second largest broker to the self-directed investor; and TD Wealth Management, one of Canada's largest asset managers. TD Waterhouse Holdings is a holding company that owns, in addition to TD Waterhouse Group common stock, all of the stock of TD Waterhouse Bank, and other financial services businesses.



For further information, please contact:          Dan Marinangeli
                                                  Executive Vice President & CFO
                                                  TD Bank Financial Group
                                                  (416) 982-8002

                                                   Kym Robertson
                                                   VP External Communications
                                                   TD Bank Financial Group
                                                   (416) 308-2363